EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

December 2022

Item 3 News Releases

News releases dated December 2 and 7, 2022

Item 4 Summary of Material Change

On December 4 to 7, 2022, one of the Company’s scientific collaborators, Dr. Argel Aguilar-Valles from Carleton University’s Department of Neuroscience (Ottawa, Canada), presented the anti-depressant activity of 2-bromo-LSD (“BETR-001”), the Company’s lead compound, at the ACNP Conference being held in Phoenix, Arizona, USA. Dr. Aguilar-Valles presented preclinical data supporting the acute and long-term anti-depressant activity of BETR-001 monotherapy in animal models.

During December 2022, the Company closed its second tranche of a private placement. 1,493,333 common shares were issued for gross proceeds of US$224,000.

Item 5 Full Description of Material Change

Refer to Item 4.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

December 7, 2022

1

SCHEDULE “A”

2

BetterLife To Present BETR-001 Preclinical Data at the 61ST Annual Meeting of the American College of Neuropsychopharmacology (ACNP) in Phoenix, Arizona

VANCOUVER, British Columbia, December 2, 2022 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB: BETRF / FRA: NPAU), an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, today announced that one of its scientific collaborators, Dr. Argel Aguilar-Valles from Carleton University’s Department of Neuroscience (Ottawa, Canada), will present on the anti-depressant activity of 2-bromo-LSD (“BETR-001”), the Company’s lead compound, at the upcoming ACNP Conference being held December 4 to 7 at Phoenix, Arizona, USA.  BETR-001 is a non-hallucinogenic Lysergic Acid Diethylamide (“LSD”) derivative molecule.

Dr. Aguilar-Valles will present preclinical data supporting the acute and long-term anti-depressant activity of BETR-001 monotherapy in animal models. Furthermore, the data shows that BETR-001 promotes structural neuroplasticity in brain neurons and this effect is partly mediated by the activation of 5-HT2A receptor.

Dr. Ahmad Doroudian, CEO of BetterLife commented, “BETR-001 is a uniquely positioned LSD derivative with the potential to be as effective as LSD in various neuropsychiatric and neurological disorders without the burden of being hallucinogenic. Because of its non-hallucinogenic nature, BETR-001 will not have all the LSD requirements of administration in specialized clinics under special treatment protocols, the LSD controlled substance regulatory issues which impact manufacturing, distribution and patient access, and the overall associated high treatment costs for all these parameters.  Additionally, BETR-001 is protected by BetterLife’s composition, method-of-use, synthesis and formulation patents (issued and provisional).” He further added, “BETR-001 IND-enabling studies are being completed and we hope to file its IND and begin human trials by mid-2023.”

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and, therefore, could be self-administered.  BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent for composition and method of use covers treatment of depression, anxiety, post-traumatic stress disorder, neuropathic pain and other neuro-psychiatric and neurological disorders.

3

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders, including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and other respiratory viral infections.

For further information, please visit BetterLife Pharma.

About the Department of Neuroscience at Carleton University

Carleton Neuroscience has an international reputation for research on stress and its effects on brain functioning and mental health. The department has an interdisciplinary approach to understanding the emergence, prevention and treatment of mental and physical disorders.

For more information, please visit www.carleton.ca/neuroscience.

Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

4

BetterLife Announces Closing of Private Placement

VANCOUVER, British Columbia, December 7, 2022 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB : BETRF / FRA: NPAU) is pleased to announce that it has closed a non-brokered private placement (the "Offering") by issuing 3,160,000 common shares at a price of USD$0.15 per common share for gross proceeds of USD$474,000.  The common shares issued pursuant to the Offering are subject to a hold period under applicable securities laws, which hold period expires four months and a day following the date of issuance.  BetterLife will use the proceeds for working capital purposes and for advancement of pre-clinical and clinical programs.  Negev Capital and certain European-based investors participated in the Offering.

“We are delighted to support BetterLife in the development of promising second generation psychedelics that have significant clinical advantages for neuropsychiatric conditions. Indeed, in the race to an at-home (i.e. non trip-inducing) medication, they are in the lead. With excellent IP, a solid team, and a well-crafted strategy, BetterLife is poised to succeed,” said Ken Belotsky, Partner at Negev Capital.

Concurrently, BetterLife announces that its convertible debtholder has converted the full outstanding amount of the debt to common shares of the Company.  The principal amount (C$250,000) and accrued interest (C$58,027) have been converted at an agreed conversion price of C$0.20 per share. As a result, the Company has issued 1,540,135 common shares upon conversion.

“We are extremely pleased to have such strategic investment from Negev Capital. Investments from groups, such as Negev, provide strategic support and significant confirmation of our plans for the development of BETR-001 for the treatment of mental health disorders,” said Ahmad Doroudian, CEO of BetterLife.

About Negev Capital

Negev Capital (“Negev”) is a psychedelic medical intervention investment fund with assets of USD$25+ million. Negev invests in drug discovery, with a focus on preclinical and/or Phase 1 stages of development. Negev aims to support those early-stage companies in need of capital that promote the thoughtful, responsible, medical use of psychedelic medication for psychiatric disorders, and who have excellent management and science teams, and solid intellectual property.

Negev believes that psychedelic medications will be not only disruptive to the practice of psychiatry but hold the potential to reduce enormous amounts of human suffering, and is committed to helping the field mature, and further promote ways for these treatments to reach all of those in need.

For further information, please visit Negev Capital.

5

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent for composition and method of use covers treatment of depression, cluster headaches, post-traumatic stress disorder and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

BetterLife Pharma Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements relating to product development, licensing, commercialization and regulatory compliance issues and other statements that are not historical facts. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

6